DISPATCH AUTO PARTS, INC.
305 ROOSEVELT ROAD
EAST ROCHESTER NY 14445
******

April 10, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Attn:     Pamela A. Long, Esq.
Assistant Director

Re:       Dispatch Auto Parts, Inc.
Amendment No. 1 to Form 10-SB, filed March 3, 2006
File Number: 0-51818

Ladies and Gentlemen:

Thank you for your comment letter dated March 15, 2006 (the "Comment Letter") with respect to the above-captioned amended registration statement. We have filed our Amendment No. 2 to the registration statement on the Form 10-SB/A of the Company, which incorporate our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prior Financial Statements

1.
We have reviewed your response to our prior comment 1 and it remains unclear to us that your business had no operations prior to March 4, 2005. Specifically, clarify the nature of your predecessor operations, as the following points suggest that you had operations prior to March 4, 2005:

•
In your response, you state that Computer Access International, Inc. was a dormant and inactive shell on March 4, 2005. However, in your Statement of Changes in Stockholders' Deficit on page 24, your accumulated deficit on March 4, 2005 is $99,407. Note D on page 30 states that this amount relates to organizational costs paid by stockholders from the date of inception (September 14, 1989) through March 4, 2005.

•
We also note that you have presented the high and low range of closing prices for quarterly periods for 2003 and 2004 on page 18. Please clarify why you had market quotations if Computer Access International was dormant and inactive.

Response:

Prior to the formation of the wholly-owned subsidiary, Dispatch Auto Parts II, Inc. (“Dispatch II”), the Company, Dispatch Auto Parts, Inc. (formerly Computer Access International, Inc.) (“Dispatch I”), was an inactive, dormant shell corporation. Dispatch I had been dormant since February 2001, with operations prior to February 2001 consisting of organizational activities. These organizational operations have been previously recognized and support the accumulated deficit balance as of March 4, 2005, the date of inception for Dispatch II. Dispatch I had no ongoing, active operations for the period from February 2001 through March 4, 2005, the date of inception for Dispatch II.

We have revised the audited Financial Statements for the period ended June 30, 2005 to expand our disclosure of our prior operational activities. See Note B for applicable revisions.

2.
You state on page 3 that you "acquired 100% of [Dispatch II] in exchange for $6,000." However, while we note a $6,000 cash inflow from financing activities in your consolidated statement of cash flows on page 26, we note you have not had any cash outflows for acquisitions. In addition, on page 27, you state that you "formed" Dispatch II. Please revise your disclosures to clarify this inconsistency. If you have, in fact, acquired, rather than Formed, Dispatch II, please tell us:

•	What consideration you paid for the shares in Dispatch II, as it does not appear, based on your statement of cash flows, that you paid $6,000 for Dispatch II.
•	Why you acquired a newly formed company, rather than simply commencing auto parts operations from the dormant Computer Access International shell.

Response:

We have revised the narratives in our filing to indicate that Dispatch I formed a wholly-owned subsidiary, Dispatch II, on March 4, 2005. On March 4, 2005, Dispatch I invested $6,000 in the wholly-owned subsidiary, Dispatch II, to pay for Dispatch II’s organizational expenses and funding of the initial operations of Dispatch II. This investment is eliminated through consolidation of Dispatch I and Dispatch II for preparation of the consolidated financial statements.

Management decided that the wholesale of auto parts operations would be more appropriately conducted through the wholly-owned subsidiary, in accordance with the corporate business model of Dispatch I.

Development Stage Enterprise

3.	We have reviewed your response to our prior comment 2 and it remains unclear to us how you determined that paragraph 8 of SFAS No. 7 does not apply to you, based on your following disclosures:

•
In your introduction on page 3, you disclose that all of your sales to date have been derived from Roosevelt Service, which is a related party, however, your disclosure on page 5 states that you plan to open additional store locations over the next 12-24 months and your current capital is not sufficient for such an expansion.

•	On page 5 you disclose, "We are an early-stage company and limited by our experiences and small sales network."
•
Your disclosure on page 3 states that, "[You] are attempting to grow [your] revenue base and increase your number of wholesale customers during 2006", while under Revenue on page 10, that, "[You] do not believe [you] are dependent on the current customer base for future sales."

•	Your significant accounting policy on page 28 states that you are expensing your organizational costs in accordance with SOP 98-5, Reporting on the Costs of Start-Up activities."

Based on these disclosures, it appears that you are still developing your market and starting up operations, as contemplated in paragraph 9 of SFAS No. 7. We also note that your operating expenses have exceeded your revenue in the period from March 4, 2005 through June 30, 2005 and the four months ended October 31, 2005, which further suggests that you are still developing your market. Therefore, provide the required disclosures in paragraphs 11 and 12 of SFAS No. 7

Response:

We have revised the narratives in our filing to indicate that we do not immediately plan to open additional store locations over the next 12-24 months, and that all operations will take place through our East Rochester office. The Registration Statement has also been revised to indicate that our current capital is sufficient to fund our projected sales growth over the next 12-24 months. In addition, we have revised the narratives in our filing to indicate that we are a new operating company, with a relatively small sales network, but that we project our sales to grow in line with our current sales plan, as part of our current operations.

The organizational expenses recognized by the Company during the period from March 4, 2005 through June 30, 2005 represent the organizational expenses incurred in the formation of Dispatch II.

Operating expenses have exceeded revenues since the formation of Dispatch II, due to professional and consulting services performed in connection with this Registration Statement. This type of expense will significantly decrease after the registration process is completed. In addition, the Company has entered into several consulting agreements relating to the overall management oversight of the Company, and in connection with expanding the Company’s sales. As the Company’s overall sales increase, extending or entering into new sales consulting agreements will not be expected. As a result, the Company expects revenues to exceed expenses within the next 12-24 months.

General

4.
Please note that the Form 10-SB goes effective by lapse of time within 60 days of your first filing (February 22nd) pursuant to Exchange Act Section 12(g)(1). If our comments are not addressed within this 60 day time period, you should withdraw the Form 10-SB prior to effectiveness and refile a new Form 10-SB including changes responsive to our comments.

Response:

We will comply with this regulation and schedule our work for all the responses based on it.

5.	Please disclose that you are filing this Form 10-SB on a voluntary basis and clarify your reason for doing so.

Response:

We have revised our filing in the introduction to state that we are filing this registration statement on a voluntary basis and that we expect to be able to uplist to the Over the Counter Bulletin Board as a result.

Description of Business, page 3

Introduction, page 3

6.
Please revise to provide more detail concerning the history of your business and the business reasons for incorporating Dispatch Auto Parts II, Inc. on March 4, 2005 and then acquiring 100% of that stock in exchange for $6,000.

Response:

Prior to the formation of the wholly-owned subsidiary, Dispatch Auto Parts II, Inc. (“Dispatch II”), the Company, Dispatch Auto Parts, Inc. (formerly Computer Access International, Inc.) (“Dispatch I”), was an inactive, dormant shell corporation. Dispatch I had been dormant since February 2001, with operations prior to February 2001 consisting of organizational activities. Dispatch I had no ongoing, active operations for the period from February 2001 through March 4, 2005, the date of inception for Dispatch II. Management decided that the wholesale of auto parts operations would be more appropriately conducted through the wholly-owned subsidiary, in accordance with the corporate business model of Dispatch I. We have revised the narratives in our Amendment No. 2 to Form 10SB to provide these details concerning the history of our business.

7.	It appears from exhibit 3.1 that you were incorporated under the name First New York Investments. Please disclose all name changes and reverse mergers.

Response:

On November 25, 1996, we filed an amendment to the Articles of Incorporation with Secretary of State of Florida to change the corporate name from First New York Investment, Inc. to Computer Access International, Inc.

On March 31, 2005, we filed an amendment to the Articles of Incorporation with the Secretary of State of Florida to change the corporate name from Computer Access International, Inc. to Dispatch Auto Parts, Inc.

On March 4, 2005, we formed a wholly-owned subsidiary in the State of Florida, namely Dispatch II.

8.	Describe the development of your predecessors during the last three years. See Item 101(a) of Regulation S-B.

Response:

Dispatch I had been dormant since February 2001, with operations prior to February 2001 consisting of only organizational activities. Dispatch I had no ongoing, active operations for the period from February 2001 through March 4, 2005, the date of inception for Dispatch II.

9.
Your state that you "have prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations." You also imply elsewhere in the filing that you have more than one customer. For example, on page 3 you state that your customer service is a major factor in retaining your customers and increasing market share. Please revise throughout the filing.

Response:

We have revised the narratives in our filing to make it clear that we currently only have one customer.

10.	Please describe the nature of Roosevelt Service's business in greater detail.

Response:

We have revised our disclosures to include Roosevelt Services’ description as an auto repair shop.

Customer Service, page 3, and Store Design and Visual Merchandising, page 4

11.
We note your disclosure that you are a wholesaler of automotive parts and accessories and that your target customers include repair garages, service stations, and other local mechanics. However, based on your disclosure under customer service on page 3, we note the various services that you offer, such as battery charging and oil recycling. In addition, we note your description of your store layout and how your merchandise is "attractively displayed for easy browsing by customers." These disclosures make it appear that you are a retailer of automotive parts and accessories as well. Please advise or revise.

Response:

We have revised the narratives in our filing to make it more consistent that we are a wholesaler of automotive parts and accessories. However, the statements above regarding our store layout are factual and we believe that our design will assist us in gaining additional customers.

Marketing, page 4

12.	Please revise to provide more detail concerning your "targeted 'loyalty program'" and the incentives you provide to garages, service stations, and other mechanics.

Response:

We have revised the narratives in our marketing section to provide details on our targeted loyalty program. Although, we have not finalized the details of the program, we also have provided an example of how it may work. We believe the program will assist us in gaining repeat business.

Expansion Opportunities, page 5

13.
We note your statement related to expansion opportunities "in markets that we do not currently serve and in markets where we can achieve a larger presence." Please revise to specify the markets to which you refer.

Response:

The markets that we do not currently serve include the retail market and online market. We have revised the narratives in our filing to specify these markets to which we refer.

14.
We note your disclosure that you may need to raise additional funds in the future. Please disclose your plans with respect to raising such funds or state, if true, that you don not have such plans at this time.

Response:

Currently, we do not have any plans to raise additional capital. We have revised our disclosures to indicate that we believe the combination of working capital and cash flows from operations are sufficient to fund our business.

Purchasing and Supply Chain, page 6

15.
We note your disclosure that merchandise for your store is purchased "through our support center located in East Rochester." Please explain to us your relationship with this support center and if it is a related party, disclose this fact in your filing. Please also tell us whether any of your suppliers are related parties. If so, please disclose this fact.

Response:

Our support center is called Eagle Auto, located at 101 West Commercial Street East Rochester NY 14445. They are not a related party. We also have other two suppliers, Interstate Battery and Superior Lubricants, neither of them are a related party.

16.	Please revise to disclose more detail concerning the arrangements that you have with your suppliers. We note that you do not have any written distributors agreements with your suppliers.

Response:

We have revised our filing to include the process of how we order and receive our parts.

Risk Factors, page 7

17.
Please avoid language in risk factors like "materially affected," "negatively impact" or "material adverse effect." Instead, please state what the specific impact will be on your financial condition or results of operations. In addition, some of your risks, for example, the risks you disclose relating to terrorism, could apply to nearly any issuer in your industry and even in other industries. If you elect to retain these and other general risk factors in your document, please clearly explain how they apply to your company.

Response:

We have revised the narratives to avoid language in risk factors like "materially affected," "negatively impact" or "material adverse effect". We also have stated the specific impacts in connection with our financial conditions and removed the narratives in connection with terrorism.

18.	Because you have included a risk factors section, please consider adding risk factors relating to the following:
•	You have only recently commenced business operations.
•	You have losses, and disclose whether your expect losses in the foreseeable future.
•	Your have consulting expenses to related parties that exceed all other expenses and describe its affect on your profitability.
•	There is no public trading market for your common stock.
•	If a public trading market for your common stock materializes, you will be classified as a penny stock.

Response:

We have revised the risk factors to include the foregoing aspects in our filing with one exception: There has been limited trading in our stock on the pinksheets quotation market so we do consider that to be a public market for our common stock.

We may not be able to increase sales by relying on a sole customer, page 7

19.	Please also disclose in the heading and risk factor that there may be conflicts of interests with a related party.

Response:

We have revised the risk factors to include the heading and narratives in connection with the potential conflicts of interests with our related party.

Management's Discussion and Analysis of Financial Condition, page 9

20.	Please describe your plan of operation for the next twelve months. See Item 303(a) of Regulation S-B.

Response:

We have revised our filing to describe our plan of operation for the next twelve months.

21.	Please discuss the costs associated with your company being a public reporting company.

Response:

We have included the discussion about the costs associated with our company being a public reporting company in the Management's Discussion and Analysis of Financial Condition in our Amendment No. 2 to Form 10SB.

Net Loss, page 10

22.	Please describe the consulting expenses and professional fees for all periods in greater detail.

Response:

We have revised our filing to include detail on the nature and expenses of the professional fees.

Results of Operations, page 10

Revenue, page 10

23.	Please explain why you believe you are not dependent on your customer for future sales.

Response:

We have entered into several consulting agreements relating to the overall management oversight of the Company, and in connection with expanding the Company’s sales. We believe we will grow our customer base when implementing these marketing strategies; thus, we believe we are not dependent on our current customer for future sales. Additionally, the auto parts market is extremely large and we do not believe locating additional customers will be a major challenge.

Expenses, page 10

24.	Please describe your other operating costs for all periods.

Response:

We have revised our filing to describe our other operating costs for all periods.

Liquidity and Capital Resources, page 10

25.
We note your history of operating losses; your negative working capital; your reliance on equity transactions and contributions from your majority shareholder, who is under no legal obligation to provide you with funding; and your cash and cash equivalents balance at October 31, 2005 of $18,409, which, based on your cost of sales for the four months ended October 31, 2005, appears to cover less than two months of additional inventory purchases. In light of the above, please expand your liquidity disclosures to discuss the following:

•	A discussion of prospective information regarding your needs for capital, such as for expansion and for inventory purchases.
•	An evaluation of the amounts and certainty of cash flows.
•	Whether you have sufficient resources to meet short-term and long-term cash requirements, and your basis for your views.

Response:

We have revised our discussion for the foregoing aspects in connection with liquidity and capital resources. We have also updated our unaudited financial information through December 31, 2005.

Security Ownership of Certain Beneficial Owners and Management, page 13

26.	Please clarify whether the shares issued to Mr. Cottone and Mr. Luther were issued to them as individuals or to their business entities.

Response:

The shares were issued to Mr. Cottone and Mr. Luther individually.

Executive Officers of the Registrant, page 15

27.	Please briefly describe the nature of Bove Group's business under Daniel Slocum's biography.

Response:

We have disclosed the Bove Group's business under Mr. Slocum's biography.

28.	Please disclose the amount of time that Mr. Slocum devotes to your business.

Response:

We have revised the narratives in filing to disclose that Mr. Slocum devotes approximately 65% of his twelve-hour working time to our business every day.

29.	Please name the corporate boards on which Daniel Slocum serves. See Item 401(a)(5) of Regulation S-B.

Response:

The corporate boards on which Daniel Slocum serves are as follows:
Roosevelt Industrial Holdings, Inc., a New York corporation
Dispatch Auto Parts II, a Florida corporation (subsidiary of the registrant)

These disclosures are included under the biography of Mr. Slocum.

Executive Compensation, page 15

30.
Your first sentence could imply that you paid compensation in excess of $100,000 to an executive officer. If it is true that no compensation in excess of $100,000 was paid, please revise to remove this implication.

Response:

We have revised our filing to clarify that we do not have compensation paid in excess of $100,000 during the years 2005, 2004 and 2003.

Certain Relationships and Related Transactions, page 16

31.
Please describe the terms of the consulting agreement with Mr. Slocum in greater detail. In addition, we note that Mr. Slocum's consulting agreement appears to have ended on October 31, 2005. Section 3 of that agreement reads as follows:

The term of the agreement shall be Oct. 31, 2005, commencing on the date hereof and ending on Oct. 31, 2005. During the term of this agreement, Consultant shall provide oral reports of Consultants activity on behalf of the Company.

Please revise your disclosure to reflect the correct terms under which Mr. Slocum provides consulting services to the company.

Response:

We have corrected the typo that Mr. Slocum's consulting agreement ended on October 31, 2005. It is an agreement with a term of twelve months; thus, the ending date should be October 31, 2006. We have revised our disclosure to reflect the correct ending date and describe the terms in details in our filing.

32.	Please describe the transactions between the company and Roosevelt Service.

Response:

We have revised the narratives in our filing regarding the transaction between the Company and Roosevelt Service. During the period from March 4, 2005 (inception of Dispatch II) through December 31, 2005, we generated revenues of $129,013 from Roosevelt Service, our sole customer 100% owned by Roosevelt Industrial Holdings, Inc., which is 100% owned by Mr. Daniel Slocum, our majority stockholder and President.

33.	Please describe the consulting services and transactions between the company and Chris Cottone and A-Z Consulting, Inc., including the termination date of the consulting agreement.

Response:

We have revised the section of Certain Relationships and Related Transactions to disclose the consulting services and transactions in details between the Company and Chris Cottone and A-Z Consulting, Inc., including the termination date of the consulting agreement, in our Amendment No. 2 to Form 10SB.

34.	Please describe the consulting services and transactions between the company and Daniel Luther and Lugion Associates, Ltd., including the termination date of the consulting agreement.

Response:

We have revised the section of Certain Relationships and Related Transactions to disclose the consulting services and transactions in details between the Company and Daniel Luther and Lugion Associates, Ltd., including the termination date of the consulting agreement, in our Amendment No. 2 to Form 10SB.

35.	Describe the consulting agreements with Lin Cheng and Dan Q. Ke.

Response:

We have revised the section of Certain Relationships and Related Transactions to disclose the consulting services and transactions in details between the Company and Lin Cheng, and between the Company and Dan Q. Ke in our Amendment No. 2 to Form 10SB.

36.	Please disclose whether you have procedures for reviewing and pre-approving any transactions between you and your directors, officers and other affiliates.

Response:

We have disclosed that we obtain board approval for material related part transactions. Other than this, we do not have any written procedure for approval for related party transactions.

37.	Please state whether you believe the transactions you describe in this section are on terms at least as favorable to your company as you world expect to negotiate with unrelated third parties.

Response:

We have revised our filing to include the foregoing disclosure.

38.
We note on page 4, under Store Design and Visual Merchandising that you refer to the 800 square feet of space as your store, on page 12 under Description of Property, you refer to the 800 square feet as warehouse space, and on page 16 you refer to the space as office space. Please confirm to us that you are referring the same space in each of these discussions. In sufficient detail, please explain to us the current condition of this space, including any enhancements, and its intended use.

Response:

We currently occupy 800 square feet of warehouse space and approximately 100 square feet of office space. They are connected and located at 305 Roosevelt Road, East Rochester, New York 14445. This warehouse and office space was contributed by the majority stockholder of the Company on a month-to-month basis, at a facility 100% owned by the majority stockholder. We impute $300 per month as the value of the contributed space which is recorded as additional paid-in-capital. We do not have a written lease agreement. We have revised the narratives in our filing to clarify.

Market Price and Dividends…, page 18

39.
Please disclose the securities authorized for issuance under equity compensation plans. See Item 201(d) of Regulation S-B. We note shares were issued to Dan Slocum under a 2005 non-qualified stock compensation plan.

Response:

We have revised our filing to include this disclosure.

Recent Sales of Unregistered Securities, page 19

40.
For each issuance, disclose the section of the Securities Act or the rule under which you claim exemption from registration and the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-B.

Response:

We have revised our filing to indicate the exemption relied upon and the surrounding facts of issuance.

41.	For securities sold other than for cash, describe the transaction and the type and amount of consideration you received. See Item 701(c) of Regulation S-B.

Response:

We have already disclosed in our filing that for common stock issued for services we have used market price on the date of issuance.

42.	Please also revise to clarify the amount of options issued under your Non-Qualified Stock Compensation Plan.

Response:

We have revised the narratives in our filing to clarify that there are no options authorized under 2005 Non-Qualified Stock Compensation Plan. We do not have any options outstanding.

Consolidated Balance Sheet, page 23

43.
We note that you are a wholesaler of automotive parts and accessories. We further note your disclosure on page 9, that, "[Your] store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products." It is unclear to us why you do not have an inventory balance as of June 30, 2005 and October 31, 2005. In addition, include your inventory policy in your significant accounting policies.

Response:

We have revised our filing to indicate that the Company did not maintain an ongoing inventory balance for the prior periods, as any purchases required for sales were made once a customer has placed an order, with the goods being shipped out to the customer the same day the goods are received by the Company. We have revised the audited Financial Statements for the period ended June 30, 2005 to disclose this inventory policy. See Note C for applicable revisions. As our operations increase, we do anticipate carrying inventory.

Note C - Nature of Operations and Summary of Significant Accounting Policies, page 27

44.
We note your policy regarding the recognition of revenue. Please revise your disclosures to clarify when all criteria are met. For example, if you recognize revenue upon shipment to your customer, as opposed to upon delivery, or upon completion of services, please disclose this fact.

Response:

We have revised the audited Financial Statements for the period ended June 30, 2005 to expand our disclosure of our revenue recognition policy. See Note C for applicable revisions.

Note C - Related Party Transactions, page 37

45.	Please provide to us your analysis to determine the fair value of the 835,000 shares issued to Daniel Slocum.

Response:

The fair value of the 835,000 shares of common stock issued to Daniel Slocum was determined by the stock price on the effective date of the consulting agreement, October 31, 2005, which equates the fair value of the services performed. The stock price on the effective date was $0.11 per share, resulting in 835,000 shares * $0.11 per share = $91,850.

Exhibits

46.	Please re-file executed versions of your exhibits.

Response:

We have converted the exhibits from PDF format to MS WORD format and re-file them with our filing.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Daniel Slocum
Daniel Slocum
President